

Mail Stop 3561

August 11, 2009

Mr. J. Per Brodin
Senior Vice President and Chief Financial Officer
Claire's Stores, Inc.
3 S.W. 129th Avenue
Pembroke Pines, Florida 33027

> **Re: Claire's Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed April 28, 2009**
> **Form 10-K/A for Fiscal Year Ended January 31, 2009**
> **Filed May 27, 2009**
> **Response Letter dated August 3, 2009**
> **File No. 333-148108**

Dear Mr. Brodin:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009 filed April 28, 2009

Item 8. Financial Statements and Supplementary Data, page 46

Notes to Consolidated Financial Statements, page 53

5. Debt, page 66

Senior Notes and Senior Subordinated Notes, page 69 and 70

1.   We note in your response to comment eight in our letter dated July 8, 2009 that the Notes have never received investment grade ratings from Moody's or Standard & Poor's since their May 2007 issuance; therefore, you are subject to certain covenants with respect to the Notes. Please confirm that you will disclose all respective covenants that you are subject to, and state whether or not you were in compliance with those covenants in future filings, as applicable. Refer to paragraphs 18-19 of SFAS 5. Provide us with your proposed disclosure in your response to us.

11. Income Taxes, page 82

2.   We note your response to comment 10 in our letter dated July 8, 2009. We further note that you repatriated fiscal 2008 earnings of your foreign subsidiaries in fiscal 2008, you expect future earnings from your foreign subsidiaries will be repatriated, and that accumulated unremitted foreign earnings prior to fiscal 2008 are indefinitely reinvested. Please advise us of the following with respect to your accumulated foreign earnings:

   a. Tell us the factors that management considered in continuing to conclude there is sufficient evidence that the accumulated unremitted foreign earnings are indefinitely reinvested in light of the repatriation of fiscal 2008 foreign earnings and expected future repatriations;
   b. Tell us your specific plan(s) for the continued indefinite reinvestment of the accumulated unremitted foreign earnings, and whether there have been any recent changes to your plan(s) in connection with your decision to repatriate fiscal 2008 earnings and expected future repatriations. Refer to paragraph 12 of APB 23; and
   c. If it is reasonably possible that a material adjustment will occur in the near term with respect to the repatriation of accumulated foreign earnings, please revise your disclosure to reflect this potential uncertainty and quantify the range of potential changes pursuant to SOP 94-6.

Exhibits

3.   We reissue comment 11 from our letter dated July 8, 2009. Generally, when a company determines that an agreement is material under Item 601 of Regulation S-K, it must file that agreement in its entirety including all schedules, exhibits and attachments, irrespective of whether any individual schedule, exhibit or attachment is material on a stand-alone basis. Please file these agreements in their entirety.

Form 10-K/A filed May 27, 2009

Item 11. Executive Compensation, page 4

Compensation Discussion and Analysis, page 4

4.   We note from your response to comment 12 from our letter dated July 8, 2009, that you typically set target performance targets near the beginning of each fiscal year. Please confirm that in future filings you will disclose the specific performance targets, and provide us with draft disclosure of the targets, omitting the numeric targets themselves, or provide a more detailed analysis as to why you believe disclosure would cause competitive harm. Lastly, as previously requested, provide draft disclosure for the discussion of the bonus plan.

                                        *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director